                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                 -------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                 AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. _2_)(1)

                       PROTEIN POLYMER TECHNOLOGIES, INC.
                       ----------------------------------
                                  (Name of Issuer)

                                    Common Stock
                                    ------------
                           (Title of Class of Securities)

                                     74369 7 104
                                     -----------
                                    (CUSIP Number)

                                     Hope Flack
                                  BVF Partners L.P
                         227 West Monroe Street, Suite 4800
                              Chicago, Illinois  60606
                                     (312) 263-7777
                         -----------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  February 17, 2000
                                  -----------------
               (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Pages 1 of 8 Pages)

------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 74369 7 104                13D                      Page 2 of 8 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
       BIOTECHNOLOGY VALUE FUND, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-------------------------------------------------------------------------------
    NUMBER                   5   SOLE VOTING POWER
     OF                            0
   SHARES                    --------------------------------------------------
 BENEFICIALLY                6   SHARED VOTING POWER
  OWNED BY                       272,000
    EACH                     --------------------------------------------------
  REPORTING                  7   SOLE DISPOSITIVE POWER
   PERSON                         0
    WITH                     --------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 272,000
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          272,000
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          2.0%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 74369 7 104                13D                      Page 3 of 8 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
       BIOTECHNOLOGY VENTURE PARTNERS, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-------------------------------------------------------------------------------
    NUMBER                   5   SOLE VOTING POWER
     OF                            0
   SHARES                    --------------------------------------------------
 BENEFICIALLY                6   SHARED VOTING POWER
  OWNED BY                       240,000
    EACH                     --------------------------------------------------
  REPORTING                  7   SOLE DISPOSITIVE POWER
   PERSON                         0
    WITH                     --------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 240,000
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          240,000
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.8%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 74369 7 104                13D                      Page 4 of 8 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
       BVF PARTNERS L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-------------------------------------------------------------------------------
    NUMBER                   5   SOLE VOTING POWER
     OF                            0
   SHARES                    --------------------------------------------------
 BENEFICIALLY                6   SHARED VOTING POWER
  OWNED BY                       552,000
    EACH                     --------------------------------------------------
  REPORTING                  7   SOLE DISPOSITIVE POWER
   PERSON                         0
    WITH                     --------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 552,000
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          552,000
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.1%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 74369 7 104                13D                      Page 5 of 8 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
       BVF INC.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-------------------------------------------------------------------------------
    NUMBER                   5   SOLE VOTING POWER
     OF                            0
   SHARES                    --------------------------------------------------
 BENEFICIALLY                6   SHARED VOTING POWER
  OWNED BY                       552,000
    EACH                     --------------------------------------------------
  REPORTING                  7   SOLE DISPOSITIVE POWER
   PERSON                         0
    WITH                     --------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 552,000
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          552,000
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.1%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          IA, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 74369 7 104                13D                      Page 6 of 8 Pages

     This Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated April 17, 1998, as amended first by Amendment No. 1, dated September 8, 1998 (as amended, the "Statement"), is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Venture Partners, L.P., a Delaware limited partnership ("Venture"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, Venture and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Protein Polymer Technologies Inc., a Delaware corporation ("PPT"). The principle office of PPT is located at 10655 Sorrento Valley Road, San Diego, CA, 92121.

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since December 17, 1999, the following are the only transactions undertaken by the Reporting Persons. Partners, in its capacity as general partner of BVF, has sold on behalf of such limited partnership 50,000 shares of the Stock for consideration of $78,512.38. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has sold on behalf of such managed accounts 50,000 shares of the Stock for consideration of $78,512.38.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 272,000 shares of the Stock, Venture beneficially owns 240,000 shares of the Stock, Partners beneficially owns 552,000 shares of the Stock, and BVF Inc. beneficially owns 552,000 shares of the Stock, approximately 2.0%, 1.8%, 4.1% and 4.1%, respectively, of the aggregate number of shares outstanding as of November 1, 1999 (as reported in PPT's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 272,000 shares of the Stock it beneficially owns with Partners. Venture shares voting and dispositive power over the 240,000 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 552,000 shares of the Stock they beneficially own with, in addition to BVF and Venture, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands corporation ("BVF Ltd."). ILL10 and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All of the transactions were made for cash

CUSIP NO. 74369 7 104                13D                      Page 7 of 8 Pages


in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to its respective ownership interest therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

CUSIP NO. 74369 7 104                13D                      Page 8 of 8 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2000

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:  BVF Partners L.P., its general partner

              By:  BVF Inc., its general partner

                   By:  /s/ Mark N. Lampert
                       -------------------------------
                       Mark N. Lampert
                       President

         BIOTECHNOLOGY VENTURE PARTNERS, L.P.

         By:  BVF Partners L.P., its general partner

              By:  BVF Inc., its general partner

                   By:  /s/ Mark N. Lampert
                       --------------------------------
                       Mark N. Lampert
                       President

         BVF PARTNERS L.P.

         By:  BVF Inc., its general partner

              By:  /s/ Mark N. Lampert
                  -----------------------------
                  Mark N. Lampert
                  President

         BVF INC.

         By:  /s/ Mark N. Lampert
             --------------------------
             Mark N. Lampert
             President